UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                            Gothic Energy Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    383482106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 23, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages
                         List of Exhibits is on Page 8.

                                  SCHEDULE 13D

CUSIP No. 383482106                                           Page 2 of 11 Pages

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           1,400,000

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           1,400,000

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,400,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.6%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 383482106                                           Page 3 of 11 Pages

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC,AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           1,400,000

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           1,400,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,400,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   8.6%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 383482106                                          Page 4 of 11 Pages

1        NAME OF REPORTING PERSON
                  Little Meadow Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           200,000

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           200,000

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           200,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.2%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 383482106                                          Page 5 of 11 Pages

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           1,600,000

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           1,600,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,600,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.9%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Shares"), of Gothic Energy Corporation (the "Issuer" or "Gothic"). The address of the principal executive offices of the Issuer is 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105.


Item 2.  Identity and Background

     The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Little Meadow Corp., a Delaware corporation ("Little Meadow") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Riverdale is the general partner of High River and Carl C. Icahn is its sole member. Little Meadow is wholly owned by Carl C. Icahn.

     Registrants may be deemed to be a "group" with the meaning of Section 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

     High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Little Meadow is primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

     The name, citizenship, present principal occupation or employment and business address of each member of Riverdale and each director and executive officer of Little Meadow is set forth in Schedule A attached hereto.

     Carl C. Icahn is the sole stockholder and a director of Little Meadow. Carl
C. Icahn is the sole member of Riverdale and owns 100% of the interests therein. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

    Neither High River, Riverdale, Little Meadow, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 1,600,000 Shares purchased by the Registrants was $4,252,812.50 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants.

Item 4.           Purpose of Transaction

     The Registrants have acquired the Shares for investment purposes. Depending on market conditions and other factors, the Registrants may acquire additional Shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Registrants also reserve the right to dispose of some or all of their Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.           Interest in Securities of the Issuer

     (a) As of the close of business on September 30, 1997, Registrants may be deemed to beneficially own, in the aggregate, 1,600,000 Shares representing approximately 9.9% of the Issuer's outstanding Shares (based upon the 16,235,640 Shares stated to be outstanding as of September 30, 1997 by the Issuer in the Issuer's press release dated September 30, 1997).

     High River has sole voting power and sole dispositive power with regard to 1,400,000 Shares. Riverdale has shared voting power and shared dispositive power with regard to 1,400,000 Shares. Little Meadow has sole voting power and sole dispositive power with regard to 200,000 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 1,600,000 Shares.

     Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Mr. Icahn, by virtue of his relationship to Little Meadow (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Little Meadow directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market over-the-counter.



                                   No. of Shares     Price
Name              Date             Purchased         Per Share
----              ----             -------------     ---------

High River        9/23/97          100,000           $ 2.6563

                  9/24/97          250,000           $ 2.75

                  9/25/97          300,000           $ 2.875

                  9/29/97           75,000           $ 2.75

                  9/30/97          265,000           $ 2.875

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as described herein, neither any of the Registrants nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, included but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 1997


RIVERDALE LLC


By:      /S/ Carl C. Icahn
         --------------------
         Name:  Carl C. Icahn
         Title: Member



HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
           General Partner


  By:/s/ Carl C. Icahn
         ---------------------
         Name:  Carl C. Icahn
         Title: Member


LITTLE MEADOW CORP.


By:      /s/ Carl C. Icahn
         ----------------------
         Name:  Carl C. Icahn
         Title: Chairman of the Board


         /s/ Carl C. Icahn
         ----------------------
         Carl C. Icahn

                             SCHEDULE A

         DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

         Name, Business Address and Principal Occupation of
         Each Member of Riverdale and Each Officer and Director of Little Meadow.

     The following sets forth the name, position, and principal occupation of each member of Riverdale and executive officer and director of Little Meadow. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

RIVERDALE LLC

Name                       Position        Principal Occupation
----                       --------        --------------------

Carl C. Icahn              Member          See Item 2 herein

LITTLE MEADOW CORP.

Name                       Position         Principal Occupation
----                       -----------      --------------------
Carl C. Icahn              Director and     See Item 2 herein
                            Chairman of
                            the Board

Edward E. Mattner          President        Securities Trader
                                              for various Icahn
                                              affiliated entities

Richard T. Buonato*        Vice President      Controller of Starfire
                            and Assistant
                            Secretary

<F1>
*The business address of Mr. Buonato is at 1 Wall Street Court, Suite 980, New York, New York 10005

Gail Golden                Vice President   Officer of various
                            and Secretary    Ichan affiliated entities

Robert J. Mitchell         Vice President   Chief Financial Officer of
                            and Treasurer    various Icahn affiliated
                                             entities
